BD 3/17 AB 3/20

RECEIVED MAR - 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

SECURITI[illegible] N

06001952

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50594 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penates Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N. Scottsdale Rd., #290
(No. and Street)

| Scottsdale | AZ | 85250 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Brien (480) 473-3344
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warfield & Company, CPA's
(Name – *if individual, state last, first, middle name*)

| 14555 N. Scottsdale Rd. # 340 | Scottsdale | AZ | 85254 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 25 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John P. O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

TAMI L. GUNBY
Commission # 1367900
Notary Public - California
Los Angeles County
My Comm. Expires Aug 4, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) ~~A copy of the SIPC Supplemental Report~~.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PENATES GROUP, INC.

## Financial Statements

## December 31, 2005

**PENATES GROUP, INC.**
**Table of Contents**

Warfield & Company CPA' s
A Professional Corporation
www.warfieldcpas.com

14555 N. Scottsdale Road, Suite #340 • Scottsdale, AZ 85254 (480) 948-1711 Fax (480) 951-3887

Lawrence J. Warfield, CPA*^
Kurt J. Heinzel, CPA*
Mary A. Mashaw, CPA*
Sherri Fieber, CPA*
Pamela Holmaas, CPA*^

Licensed in:
Arizona*
Alaska^
Maryland^
Texas^

Members of the:
American Institute of CPAs*
Arizona Society of CPAs*
Maryland Society of CPAs^
Texas Society of CPAs^

Board of Directors
Penates Group, Inc.
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Penates Group, Inc. as of December 31, 2005, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penates Group, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warfield & Company, CPA's

Warfield & Company, CPA's
Scottsdale, Arizona
February 16, 2006

# PENATES GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 35,215 |
| Deposits with clearing organization and others | | 15,000 |
| Receivable from clearing organization | | 10,282 |
| Equipment and leasehold improvements, at cost, less accumulated depreciation of $238 | | 2,728 |
| Security deposit | | 2,142 |
| | $ | 65,367 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | $ | - |
| Stockholder's equity | | |
| Common stock - no par value; 1,000,000 shares authorized; 25,000 shares issued and outstanding | | 25,000 |
| Retained earnings | | 40,367 |
| | $ | 65,367 |

The accompanying notes are an integral part of these financial statements.

# PENATES GROUP, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **REVENUE** | | |
| Commissions | $ | 249,232 |
| Interest and dividends | | 1,485 |
| Loss from sale of firm securities | | (11,014) |
| | | 239,703 |
| **EXPENSES** | | |
| Commissions and floor brokerage | | 62,683 |
| Occupancy | | 15,021 |
| Communications and data processing | | 1,879 |
| Employee compensation and benefits | | 26,249 |
| Other | | 21,247 |
| | | 127,079 |
| **NET INCOME** | | 112,624 |
| **OTHER COMPREHENSIVE INCOME (LOSS)** | | |
| Reclassification adjustment for realized loss on securities available for sale | | 5,610 |
| **COMPREHENSIVE INCOME** | $ | 118,234 |

The accompanying notes are an integral part of these financial statements.

## PENATES GROUP, INC.
### STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Retained Earnings | Accumulated Other Comprehensive Income(Loss) | Total |
|---|---|---|---|---|
| **Balances at December 31, 2004** | $ 25,000 | $ 50,474 | $ (5,610) | $ 69,864 |
| 2005 comprehensive income | - | 112,624 | 5,610 | 118,234 |
| Distributions | - | (122,731) | - | (122,731) |
| **Balances at December 31, 2005** | $ 25,000 | $ 40,367 | $ - | $ 65,367 |

The accompanying notes are an integral part of these financial statements.

## PENATES GROUP, INC.
### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 112,624 |
| Charges to net income not affecting cash | |
| Loss on sale of assets | 11,014 |
| Depreciation | 238 |
| Adjustment to reconcile net income to net cash provided by operating activities | |
| Decrease in | |
| Commissions and other receivables | 9,357 |
| Decrease in | |
| Accounts payable and accrued expenses | (788) |
| Total adjustments | 19,821 |
| Net cash provided by operating activities | 132,445 |
| **CASH FLOWS PROVIDED BY INVESTING ACTIVITY** | |
| Proceeds from sale of securities available for sale | 34,822 |
| Purchase of securities available for sale | (17,226) |
| Purchase of equipment and leasehold improvements | (2,966) |
| Expenditure for security deposit | (2,142) |
| Net cash provided by investing activities | 12,488 |
| **CASH FLOWS USED BY FINANCING ACTIVITY** | |
| Distributions to stockholders | (122,731) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 34,690 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 13,013 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 47,703 |

The accompanying notes are an integral part of these financial statments.

## NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Penates Group, Inc. (the Corporation) is an S Corporation, which was formed under the laws of the State of Arizona on August 27, 1997. Business operations began in October 1997, with operating revenue beginning in March 1998. The Corporation is a licensed broker dealer operating in metropolitan Phoenix, Arizona that is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Corporation limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis".

On January 31, 2005, the 100% controlling stockholders of the Corporation sold their shares of Penates Group, Inc. to another individual as reported to the NASD and SEC.

The Corporation operates under the provisions of Paragraph (d)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

### CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Corporation considers all highly liquid assts having a maturity of three months or less to be cash equivalents.

### SECURITIES AVAILABLE FOR SALE

Securities available for sale consist of securities not classified as trading securities nor as securities to be held to maturity.

Unrealized holding losses on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized.

### SECURITIES TRANSACTIONS

Proprietary securities transactions, commission revenue and related party expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Corporation's clearing broker/dealer for transactions executed but not yet settled.

### ADVERTISING

Advertising costs are expensed as the advertising is incurred. Advertising expense in 2005 was approximately $588.

### USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

## NOTES TO FINANCIAL STATEMENTS

### INCOME TAXES

The Corporation and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income.

### DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful life of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### NOTE 2 - SECURITIES AVAILABLE FOR SALE

The following purchases and sales of securities available for sale are reflected in the balance sheet, statements of income, equity, and cash flows of the Corporation at December 31, 2005:

| | Cost | Unrealized Holding Loss | Fair Value |
|---|---|---|---|
| Securities available for sale | | | |
| Equity Securities @ 12/31/04 | $28,610 | $5,610 | $23,000 |
| Current year value adjustment | - | 5,501 | 17,499 |
| Purchases | 17,226 | (97) | 34,822 |
| | 45,836 | 11,014 | |
| Sales proceeds | 34,822 | (11,014) | (34,822) |
| Net loss from sale | $(11,014) | $ -0- | $ -0- |

### NOTE 3 - RELATED PARTIES

The Corporation has reoccurring transactions through the normal course of business with Penates Corporation, the company of the prior stockholders and JSD Financial Design, Inc., the company of the new stockholder. The amount paid to Penates Corporation for personnel, computer, management fees, and rent incurred for January 2005 was approximately $3,478 and to JSD Financial Design, Inc for similar costs incurred from February 1, 2005 through December 31, 2005 was approximately $36,528.

### NOTE 4 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2005, the Corporation had net capital of $60,259, which is in excess of its required net capital of $5,000. The Corporation's net capital ratio was zero in 2005.

### NOTE 5 - RESERVE REQUIREMENTS

The Corporation is exempt from Securities and Exchange Commission Rule 15c3-3 under section(k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

## NOTE 6 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Corporation's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represents amounts due the Corporation from its clearing broker/dealer, mutual funds and annuity issuers relative to customer securities transactions introduced by the Corporation.

## NOTE 7 – OPERATING LEASES

The Corporation leases its Scottsdale office under an operating lease that requires monthly payments of $2,142 and expires September 30, 2010. Commencement date was October 1, 2005. The lease agreement requires the Corporation to reimburse the lessor for its portion of real estate taxes and expenses each year. Rent paid under this lease for the year ended December 31, 2005 was $6,425 plus a security deposit of $2,142. Annual payments will be $25,700.

## NOTE 8 – SUBSEQUENT EVENTS

There are no known reportable subsequent events as of the date of this report.

# PENATES GROUP, INC.
## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity qualified for net capital | $ | 65,367 |
| Deductions and /or charges for non-allowable assets | | |
| Equipment and leasehold improvements | | 2,966 |
| Security deposit | | 2,142 |
| Net capital before haircuts on securities positions | | 60,259 |
| Haircuts on securities | | 0 |
| Net Capital | $ | 60,259 |

| | | |
|---|---|---|
| **AGGREGATE INDEBTEDNESS** | | |
| Total liabilities from statement of financial condition | $ | 0 |

| | | |
|---|---|---|
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 55,259 |
| Ratio: Aggregate indebtedness to net capital | | 0 |

**RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005**

| | | |
|---|---|---|
| Net capital as reported in Company's Part II (unaudited) FOCUS report | $ | 60,497 |
| Audit adjustments to record decrease in expenses | | 19,310 |
| Audit adjustment for asset purchases | | (5,108) |
| Audit adjustment for shareholder distributions | | (14,440) |
| Net capital per above | $ | 60,259 |

Warfield & Company CPA's
A Professional Corporation
www.warfieldcpas.com

14555 N. Scottsdale Road, Suite #340 • Scottsdale, AZ 85254 (480) 948-1711 Fax (480) 951-3887

Lawrence J. Warfield, CPA*^
Kurt J. Heinzel, CPA*
Mary R. Mashaw, CPA*
Sherri Fieber, CPA*
Pamela Holmaas, CPA*^

Licensed In:
Arizona*
Alaska^
Maryland^
Texas^

Members of the:
American Institute of CPAs*
Arizona Society of CPAs*
Maryland Society of CPAs^
Texas Society of CPAs^

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Penates Group, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements of Penates Group, Inc. (the Corporation), for the year ended December 31, 2005, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Corporation does not carry security amounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss form unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection

of any evaluation of them to future periods is subject to the risk that they may be become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warfield & Company, CPA's

Warfield & Company, CPA's
Scottsdale, Arizona
February 16, 2006